Larry G. Swets, Jr.
President and Chief Executive Officer
Tel: 847.700.9154
lswets@kfscap.com

July 22, 2013

Amy Reischauer
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Kingsway Financial Services Inc.
Registration Statement on Form S-1
Filed June 17, 2013
File No. 333-188932

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., New York City time, on Wednesday, July 24, 2013, or as soon thereafter as reasonably practicable.
In connection with this request, the Registrant hereby acknowledges that:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

KINGSWAY FINANCIAL SERVICES INC.

By: /s/ Larry G. Swets, Jr.
Larry G. Swets, Jr.
President & Chief Executive Officer